UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Subject Company)

The New Home Company Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Leonard Miller

President and Chief Executive Officer

The New Home Company Inc.

6730 N Scottsdale Rd., Suite 290

Scottsdale, Arizona 85253

(602) 767-1426

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Charles K. Ruck

Michael A. Treska

Latham & Watkins LLP

650 Town Center Dr, 20th Floor

Costa Mesa, CA 06520

(714) 755-8245

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Newport Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Newport Holdings, LLC, a Delaware limited liability company (“Parent”), to acquire all of the issued and outstanding shares of the common stock, par value $0.01 per share, of The New Home Company Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 23, 2021, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, pursuant and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

(i) On July 23, 2021, the Company issued the following joint press release with affiliates of Parent and Merger Sub:

The New Home Company Enters Into a Definitive Agreement to Be Acquired by Funds Managed by

Affiliates of Apollo Global Management

Purchase Price of $9.00 per Share in All-Cash Transaction Valued at $173 Million in Equity Value

Transaction to Provide Flexibility and Capital to Accelerate Growth

Scottsdale, AZ and New York, NY, July 23, 2021. The New Home Company (NYSE: NWHM) (“NWHM” or “the Company”) and funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (together with its consolidated subsidiaries “Apollo”) today announced that they have entered into a definitive merger agreement pursuant to which the Apollo Funds have agreed to acquire the Company in an all-cash transaction for $9.00 per share. The transaction values NWHM at an enterprise value of approximately $338 million.

Under the terms of the agreement, which has been unanimously approved by the NWHM Board of Directors, the Apollo Funds will commence a tender offer to acquire all outstanding shares of NWHM for $9.00 per share in cash. The purchase price represents an 85% premium to the closing stock price on July 22, 2021 of $4.86 per share and a 51% premium to the 90-day volume-weighted average price. The holders of approximately 30% of NWHM’s shares of common stock have agreed to tender their shares to the Apollo Funds pursuant to the tender offer in accordance with the terms of a support agreement.

Founded in 2009, the New Home Company is a new generation homebuilder focused on the design, construction, and sale of innovative and consumer-driven homes in key markets across California, Arizona and Colorado. The Company’s range of product offerings from entry level up through luxury homes and communities have generated significant organic growth. As homebuilders continue to consolidate amid favorable supply and demand dynamics in the U.S. housing market, this transaction is designed to give the Company greater operational and financial flexibility to scale its platform while maximizing value for shareholders.

“Over the last several years, we have transformed the company into a growing and diversified builder with operations in three states,” said H. Lawrence Webb, Executive Chairman of The New Home Company Board of Directors. “We have strengthened our balance sheet, streamlined our cost structure and repositioned our product offerings to cater to a deeper pool of buyers. Apollo’s ability to provide flexible capital and deep knowledge of the homebuilding industry will help us to accelerate the growth of our business. Following a thorough review of the opportunities available to the Company, The New Home Company Board of Directors unanimously determined that entering into this agreement is the best path forward to maximize value for shareholders.”

“As consumer demand for new homes accelerates amid limited supply, we continue to see exciting opportunities to invest in the residential housing market,” said Peter Sinensky, Partner at Apollo. “New Home’s consumer-driven approach and dedicated focus on integrating unique design and architecture has separated the Company as a best-in-class homebuilder. We are excited to work with the management team to execute on the Company’s growth strategy and provide more homes to consumers across the country.”

“I am extremely proud of our team and the progress we’ve made over the last few years in transforming the company into a more profitable, better positioned homebuilder,” said Leonard Miller, President & Chief Executive Officer of New Home. “We are excited to enter into this new chapter together with Apollo, who shares our strategic vision for New Home as a platform for delivering quality homes and communities with award-winning design and unparalleled customer experience. By joining forces with Apollo, we will have the financial flexibility to build on our recent successes and take the company to new heights.”

The closing of the transaction is subject to customary closing conditions and the tender of shares representing at least a majority of the Company’s outstanding common stock to the purchaser, an entity wholly owned by the Apollo Funds, and is expected to close in the second half of the Company’s fiscal year. Following the successful completion of the tender offer, the Apollo Funds will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction will be financed with equity provided by the Apollo Funds and, if required, a committed debt financing package. Other than commitments in respect of a revolving credit facility, no incremental debt is expected to be raised in connection with the transaction.

Upon the completion of the transaction, NWHM will become a privately held company and shares of NWHM common stock will no longer be listed on any public market.

Citigroup Global Markets Inc. is acting as exclusive financial advisor to NWHM and Latham & Watkins LLP is acting as legal advisor to NWHM. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor and J.P. Morgan Securities LLC is acting as financial advisor to the Apollo Funds.

About The New Home Company

The New Home Company is a publicly traded company listed on the New York Stock Exchange under the symbol “NWHM.” It is a new generation homebuilder focused on the design, construction and sale of innovative and consumer-driven homes in major metropolitan areas within select growth markets in California, Arizona and Colorado. For more information about the Company and its new home developments, please visit the Company’s website at www.NWHM.com.

About Apollo

Apollo is a high-growth, global alternative asset manager. We seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade to private equity with a focus on three business strategies: yield, hybrid and opportunistic. Through our investment activity across our fully integrated platform, we serve the retirement income and financial return needs of our clients, and we offer innovative capital solutions to businesses. Our patient, creative, knowledgeable approach to investing aligns our clients, businesses we invest in, our employees and the communities we impact, to expand opportunity and achieve positive outcomes. As of March 31, 2021, Apollo had approximately $461 billion of assets under management. To learn more, please visit http://www.apollo.com.

Investor Contact:

Investor Relations

The New Home Company Inc.

(949) 382-7838

investorrelations@nwhm.com

For Apollo:

Investor Contact:

Peter Mintzberg

Head of Investor Relations

Apollo Global Management, Inc.

212 822 0528

APOInvestorRelations@apollo.com

Media Contact:

Joanna Rose

Global Head of Corporate Communications

Apollo Global Management, Inc.

212 822 0491

Communications@apollo.com

(ii) On July 23, 2021 Mr. Leonard Miller, the Company’s Chief Executive Officer, provided the following electronic communication to the Company’s employees:

Team,

I have some exciting news to share. Today we have entered into an agreement with funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”), a global alternative asset manager, to be acquired and become a private company again. We believe this investment signifies a great confidence in our team and is an amazing opportunity to provide growth for our company and team members.

The transaction is expected to be completed by the end of this year, subject to customary closing conditions, at which time we will become a privately-owned company. Management and the Board of Directors strongly believe that this transaction is in the best interests of The New Home Company, including our shareholders, team members and other stakeholders. You can read more in the press release regarding the transaction, which we have attached to this email.

You have all played incredibly important roles in this company’s transformation and as a team we have produced excellent results despite facing significant challenges posed by the pandemic. You not only met but rose far above these challenges to achieve record results. Throughout the pandemic we proved that together, we could do and be so much more. Our financial and operational performance became evident and investors took notice.

The greatest challenge that we face today is finding ways to grow our business at a scale that serves more clients and rewards our team members and shareholders. We believe this transaction with the Apollo Funds gives us the right expertise and sponsorship to do that. It should provide us with access to capital and other opportunities that will allow us to grow at a rate that is commensurate with our goals – providing a runway to accelerate growth while maintaining our core values that are centered around valuing our team members, trade partners and homeowners. We remain committed to our New Home Credo and its five pillars:

•	Most Recognized Builder in Customer Experience (according to Eliant Homebuyer Surveys conducted over past eight years)

•	Best in Class Quality

•	Leading Design

•	Choice: Making Our Home Yours, and

•	Giving Back

We believe our recent performance, our key values that are imbedded in the Credo and our people are what attracted Apollo to The New Home Company. We believe under Apollo’s stewardship we will be best positioned to maintain our current values and to execute on our vision.

While we are very excited about this transaction, prior to close it will be business as usual and we will remain focused on the amazing work we’ve been doing — executing against our strategic plan to do everything we can for our customers and our community.

I have spent a lot of time with the team at Apollo recently and I am confident they will be a supportive and valued strategic partner to us. They understand and care about The New Home Company, believe in us, our strategy and our team, and we believe they will help us achieve what we set out to do. While our ability to scale today remains constrained by our limited capital base, the Apollo Funds will be in a position to provide incremental capital to best support our strategy. Through working with Apollo, we believe we can continue to build on our recent successes and take the company to new heights.

I’m sure you have many questions. We prepared the attached FAQs to answer some of them. We commit to being as transparent as we can be given the customary constraints in transactions of this kind.

Rest assured, we believe this change will bring exciting opportunities to all of us and I truly believe that our future is brighter today due to all of you. We got here together, and we will move forward together. On behalf of the Board, the executive team, and myself, I thank you.

Yours truly,

Leonard

(iii) On July 23, 2021, the Company provided the following questions and answers to its employees:

GENERAL

What exactly did we just announce?

Today we announced that after careful consideration by our Senior Leadership and our Board of Directors, we have entered into an agreement with Apollo Funds*to be acquired and become a private company again.

What happens next?

The transaction, which is subject to certain customary closing conditions, is expected to be completed by the end of our fiscal year, which is December 31, 2021. Once the transaction is complete, we will be a privately-owned company, and our shares will no longer be traded on The New York Stock Exchange.

How did this come about?

Our recent growth and transformation led to an offer to buy the company. Senior Management and the rest of the Board unanimously agreed that entering into a merger agreement with Apollo Funds is in the best interest of the Company and its stockholders.

Is it good for us?

Yes, we believe this is an investment in the continued and ultimate long-term success of the Company. As a private company backed by Apollo Funds, we will have significant financial flexibility to continue to invest in, expand and improve our homebuilding. This transaction gives us the opportunity to execute on our vision, while maintaining our culture. None of this would have been possible without your efforts over the past few years.

Will The New Home Company still exist following the close of the deal?

Yes. We expect to continue to grow our valuable and industry-recognized brand that emphasizes our award-winning customer service, quality and design, as well as continuing to leverage our strong relationships with key land sellers and developers within each of our markets. Apollo shares our vision, and with their support, we intend to continue to invest in our innovative strategy.

How will this affect our day-to-day operations?

Business will operate as usual prior to the close of the transaction. We believe Apollo shares our long-term vision and was attracted to us because of our operating platform, our people and our culture.

What should I tell customers and partners about this announcement?

Please refer any questions about this announcement to our publicly available documents, including the press release announcing the transaction and, when available, Apollo Funds’ offer documents and The New Home Company’s solicitation/recommendation statement.

HR & BENEFITS

Should team members continue to come to work as scheduled?

Yes. Business across the company will operate as usual prior to the closing of the transaction. It’s important to remember that our businesses rely on our talented employees to move forward and the best thing you can do is to continue to focus on your current commitments.

Will I continue to receive my paycheck on the same pay cycle?

Yes, between now and the closing of the transaction, your paycheck cycle will not change. There are no plans at this time to modify your paycheck cycle post-closing.

Will salaries and benefits be affected? Will my 401k or health care benefits change?

As stated above, between now and the closing of the transaction, it is business as usual. There are no plans at this time to modify your salaries and benefits post-closing.

Will there be any layoffs as a result of this?

There are no plans at this time for any reduction in workforce.

STOCK

What does it mean for The New Home Company to go from being a public company to a private company?

As part of this transaction, Apollo Funds will initiate a tender offer to purchase all outstanding shares of The New Home Company for $9.00 per share. And upon successful completion, we will be a privately-owned company and our stock will no longer trade on the New York Stock Exchange. As a privately held company, we expect to have greater financial flexibility to focus on our strategy; we see this as a good thing for the business overall.

If I own The New Home Company shares, what happens to those?

The New Home Company and Apollo Funds will file tender offer documentation in connection with the proposed transaction with the U.S. Securities and Exchange Commission and mail it to stockholders. If you own shares, please read the tender offer documentation when it becomes available because it will contain important information regarding the proposed transaction. You may obtain free copies of the tender offer documentation (when available) and other related documents filed by the Company with the SEC at www.sec.gov.

MANAGEMENT

The New Home Company has performed exceedingly well through the pandemic. Why is this a good time to sell the business?

The New Home Company received an offer to buy the company and the Board, its independent advisors and our Senior Leadership believe this transaction offers compelling value to the stockholders of The New Home Company while positioning the Company for long-term growth. Senior Management and the Board unanimously agreed that entering into a merger agreement with Apollo Funds is in the best interest of the Company and our stockholders. We also believe this is an investment in the continued and ultimate long-term success of The New Home Company. Apollo is committed to supporting us in meeting the needs of our community. In addition, they have a track record of working with management teams to help companies build on their success.

Will the current management team stay on to lead the company? Do you expect any executive departures?

We continue to support our executive team and they look forward to helping grow the company. Our culture and passion for our team members, home buyers and all stakeholders will remain strong and steadfast.

What’s Apollo like?

The senior leadership team and the Board of Directors have spent a significant amount of time with the team at Apollo and feel confident in this planned collaboration. Apollo has more than 30 years of experience helping companies grow and transform. They believe in us, our strategy and our team and will help us achieve what we set out to do.

*Apollo Funds refers to entities owned by funds managed by affiliates of Apollo Global Management, Inc., a global alternative asset manager (together with its consolidated subsidiaries, “Apollo”).

(iv) On July 23, 2021, the Company sent the following form of electronic communication to certain of its stakeholders:

Dear [•]:

On behalf of The New Home Company, we are delighted to announce that our Board of Directors approved a merger agreement under which our company will be acquired by funds managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”), a global alternative asset manager, in an all-cash transaction, subject to the terms and conditions of the agreement. The transaction is expected to be completed by the end of our fiscal year, which is December 31, 2021, subject to customary closing conditions. Following the completion of the transaction, we will be a privately-owned company and our shares will no longer be traded on The New York Stock Exchange.

Our Board of Directors strongly believes that this transaction is in the best interests of the company and its key stakeholders, including stockholders, team members, homebuyers, homeowners, trade partners and suppliers. Through our strategic partnership with Apollo, a leading global alternative investment manager, we believe we will be able to continue providing excellent service to, and partnership with, all of our stakeholders. What is most exciting is that we believe this will provide The New Home Company the opportunity to accelerate our growth while maintaining our core values based around our stakeholders.

We want to assure you that during this process we do not anticipate any significant changes to the way we do business as a result of the transaction.

We understand that you may have questions concerning our plans. We intend to address your questions more fully as the process unfolds and details become available. Please know we intend to communicate with you as best we can during this process to provide updates on any relevant developments.

We thank you for your support.

Sincerely,

Leonard S. Miller

President and Chief Executive Officer

***

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation his communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to ’the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting ’the Company’s Investor Relations either by telephone at (949) 382-7838, e-mail at investorrelations@nwhm.com or on ’the Company’s website at www.NWHM.com

Forward-Looking Statements

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.